UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Revisions of Consolidated Summary Report under Japanese GAAP for the Fiscal Year Ended September 30, 2005

Mitsubishi UFJ Financial Group, Inc. revised a portion of previously reported Consolidated Summary Report of the former

UFJ	Holdings, Inc. under Japanese GAAP for the Fiscal Year Ended September 30, 2005 due to error.

Summary of revisions

<UFJ Holdings, Inc.>

1. Page75-76 “Consolidated Statements of Cash Flows”

    <As previously reported>

(in millions of yen)	Six months ended September 30,		Year ended Mar. 31, 2005
	2005 (Unaudited)	2004
Cash Flows from Operating Activities
Interest Income (Cash Basis)	542,611	529,700	1,009,581
Interest Expense (Cash Basis)	(153,973)	(113,750)	(206,116)
Other	230,351	7,720	(184,693)

Cash Flows from Investing Activities
Purchases of Investment Securities	(27,439,767)	(28,671,149)	(51,209,102)
Proceeds from Sales of Investment Securities	7,919,270	23,515,046	35,222,409
Proceeds from Maturities of Investment Securities	20,101,514	7,500,422	16,897,698

<As revised>
	Six months ended September 30,		Year ended Mar. 31, 2005
(in millions of yen)	2005 (Unaudited)	2004
Cash Flows from Operating Activities
Interest Income (Cash Basis)	546,153	529,700	1,009,581
Interest Expense (Cash Basis)	(155,297)	(113,750)	(206,116)
Other	228,133	7,720	(184,693)

Cash Flows from Investing Activities
Purchases of Investment Securities	(27,301,816)	(28,671,149)	(51,209,102)
Proceeds from Sales of Investment Securities	7,776,802	23,515,046	35,222,409
Proceeds from Maturities of Investment Securities	20,106,032	7,500,422	16,897,698

2. Page82 “Segment Information”

    <As previously reported>

    1.Segment Information by Type of Business

	(in millions of yen)
Six months ended September 30, 2005	Banking and Trust Business	Other	Total	Elimination	Consolidated
II Assets	77,421,321	5,242,013	82,663,334	(4,588,826)	78,074,507

<As revised>

1.Segment Information by Type of Business
	(in millions of yen)
Six months ended September 30, 2005	Banking and Trust Business	Other	Total	Elimination	Consolidated
II Assets	77,421,321	8,063,912	85,485,233	(7,410,725)	78,074,507